United States securities and exchange commission logo





                            February 2, 2024

       Charles Young
       Chief Executive Officer
       Smart Sand, Inc.
       28420 Hardy Toll Road, Suite 130
       Spring, Texas 77373

                                                        Re: Smart Sand, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 17,
2024
                                                            File No. 333-276549

       Dear Charles Young:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that you incorporate by reference your Form 10-K for the fiscal year ended
                                                        December 31, 2022.
Please be advised that we will not be in a position to declare this registration statement
effective until you have resolved all comments on your Exchange
                                                        Act reports.
 Charles Young
Smart Sand, Inc.
February 2, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameCharles Young
                                                           Division of
Corporation Finance
Comapany NameSmart Sand, Inc.
                                                           Office of Energy &
Transportation
February 2, 2024 Page 2
cc:       Ryan J. Maierson, Esq.
FirstName LastName